SUBSIDIARY NEWLOOK TURNS PROFITABLE IN SECOND QUARTER

Toronto, May 16, 2005 - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) announces results for the second quarter of fiscal year 2005. For the three months ending March 31, 2005, net loss excluding non-recurring items was $181,000 ($0.00 per share) improving 78% vis a vis ($0.02 loss per share) during the same period last year, and by 73% ($0.02 loss per share) in the previous quarter.

Eiger is pleased to announce that it’s VoIP-based telecom subsidiary, Newlook Industries Corp. (TSXV: NLI), reported positive earnings in the quarter. This is largely the result of many months of focusing strategically on higher margin revenue streams and various cost reductions. Management has continued to evaluate various merger and acquisition opportunities that would create considerable operational synergies realized through Newlook’s national VoIP telecom network.

Management anticipates strong growth in the near future through its acquisition of Artel International Ltd., as announced in press release dated April 26, 2005. Through the acquisition, the international licenses acquired through the Artel purchase allows Newlook the opportunity to establish VoIP platforms within these countries under license, allowing origination and termination of calls to and from these regions to the world. Also, Newlook looks to create Call Zones within these countries, capturing a large percentage of local calling at exceptional rates. Eiger also welcomes Mr. René Arbic’s recent appointment as President of Newlook and looks forward to building a strong future for the company.

"We have made significant progress in the quarter by achieving profitability at Newlook and continuing to reduce overall costs." said Gerry Racicot, CEO of Eiger. "We are eager to work closely with the new management and build upon our recent acquisition of Artel. With an approximate 90% ownership stake in Newlook, Eiger shareholders stand to benefit from the value created through current initiatives underway at Newlook and the execution of additional merger and acquisition possibilities to enhance profit.”

Eiger wishes to welcome René Arbic as a Director of Newlook. Additionally, Mr. Roland Austrup has resigned from both the Eiger and Newlook boards. We wish to thank Roland for his years of service to the company.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto

Chief Financial Officer

Eiger Technology, Inc.

Telephone: (416) 216-8659, Ext. 302

jmoretto@eigertechnology.com